Exhibit 99.3
STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is dated as of October 17, 2022, and is made and entered into between Mango Shipping Corp. (“Mango”) and Performance Shipping Inc. (the “Company”), and with respect to the following facts:

The Company desires to issue and sell to Mango, and Mango desires to purchase from the Company, 1,314,792 newly-designated Series C Convertible Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (the “Series C Preferred Shares”), upon the terms and conditions set forth in this Agreement.

Accordingly, for and in consideration of the premises, the mutual promises, covenants and agreements hereafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Mango, intending to be legally bound, do hereby agree as follows:

ARTICLE I
SALE AND PURCHASE

Section 1.1      Sale and Purchase of Series C Preferred Shares.   On and subject to the terms and conditions of this Agreement, effective as of the Closing Date, Mango shall purchase from the Company, and the Company shall issue to Mango the Series C Preferred Shares in a private placement, for the consideration specified in Section 1.2 and upon the terms and conditions set forth in this Agreement.

Section 1.2      Purchase Price.  The purchase price for the Series C Preferred Shares (the “Purchase Price”) is (i) the surrender by Mango to the Company of the 657,396 shares of the Series B Convertible Cumulative Perpetual Preferred Stock of the Company, par value $0.01 per share (the “Series B Preferred Shares”), held by Mango and (ii) the agreement by Mango to apply $4,930,470 (an amount equal to the aggregate cash conversion price payable upon conversion of the Series B Preferred Shares into Series C Preferred Shares pursuant to their terms) as a prepayment by the Company of the unsecured credit facility agreement dated March 2, 2022 and made between the Company as borrower and Mango as lender, pursuant to which Mango agreed to make available to the Company a credit facility in an amount of up to $5,000,000 for the Company’s general working capital purposes (the “Credit Facility”).

Section 1.3     Closing Date; Deliveries.  The closing shall occur on the date hereof, or such other date as the parties hereto may agree to (the “Closing Date”).  The Company and Mango each hereby agree that, upon payment of the Purchase Price made to the Company, the Company shall promptly file the Certificate of Designation substantially in the form set forth as Exhibit A hereto and issue 1,314,792 Series C Preferred Shares to Mango, and concurrently with such issuance the Company shall be deemed to have prepaid $4,930,470 pursuant to Clause 5.02 of the Credit Facility.

ARTICLE II
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

To induce Mango to enter into and perform its obligations under this Agreement, the Company hereby represents and warrants to Mango, and covenants with Mango, as follows:

Section 2.1    Authority and Capacity.  The Company has all requisite power, authority and capacity to enter into this Agreement. The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the transaction contemplated hereby will not, result in a breach of or default under any agreement to which the Company is a party or by which the Company is bound.

Section 2.2    Binding Agreement.  This Agreement has been duly authorized and validly executed and delivered by the Company and constitutes the Company’s valid and binding agreement, enforceable against the Company in accordance with and subject to its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and by general principles of equity, including principles of commercial reasonableness, fair dealing and good faith.

Section 2.3      Valid Issuance.  Each of the Series C Preferred Shares to be issued and sold pursuant to this Agreement have been duly authorized in accordance with the amended and restated articles of incorporation of the Company and, when issued and delivered after full payment therefor has been received, will be validly issued, fully paid and non-assessable.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF MANGO

To induce the Company to enter into and perform their obligations under this Agreement, Mango represents and warrants to the Company as follows:

Section 3.1    Authority and Capacity.  Mango has all requisite power, authority and capacity to enter into this Agreement. The execution, delivery and performance of this Agreement by Mango does not, and the consummation of the transaction contemplated hereby will not, result in a breach of or default under any agreement to which Mango is a party or by which Mango is bound.

Section 3.2    Binding Agreement.  This Agreement has been duly authorized and validly executed and delivered by Mango and constitutes Mango’s valid and binding agreement, enforceable against Mango in accordance with and subject to its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and by general principles of equity, including principles of commercial reasonableness, fair dealing and good faith.

Section 3.4      Investment Representations.  Mango is acquiring the Series C Preferred Shares for Mango’s own account and is not acquiring the Series C Preferred Shares with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).  Mango is (a) an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated by the Securities and Exchange Commission pursuant to the Securities Act, (b) by reason of its business and financial experience it has such knowledge, sophistication and experience in making similar investments and in business and financial matters generally so as to be capable of evaluating the merits and risks of the prospective investment in the Series C Preferred Shares, (c) either obtained United States counsel or had a full and fair opportunity and the means to obtain United States counsel, (d) is able to bear the economic risk of such investment and is able to afford a complete loss of such investment and (e) it was provided access to all information regarding the Company and its business as Mango desired, and was offered the opportunity to ask questions of management of the Company and to receive any documents and information on the Company.  Mango has no present intention of selling or granting any participation in or otherwise distributing the Series C Preferred Shares. If Mango should in the future decide to dispose of any of the Series C Preferred Shares, Mango understands and agrees (a) that it may do so only in compliance with the Securities Act and applicable state or other securities laws, as then in effect, including a sale contemplated by any registration statement pursuant to which such securities are being offered, or pursuant to an exemption from the Securities Act, and (b) that stop-transfer instructions to that effect may be in effect with respect to the Series C Preferred Shares. Mango further understands and agrees that there is no public trading market for the Series C Preferred Shares, that none is expected to develop, and that the Series C Preferred Shares must be held indefinitely unless and until they are registered under the Securities Act or an exemption from registration is available.

Section 3.5    Restricted Securities.  Mango understands that the Series C Preferred Shares and the shares of common stock issuable upon conversion of such Series C Preferred Shares may be characterized as “restricted securities” under the Securities Act inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold (i) without registration under the Securities Act only in certain limited circumstances or (ii) if such resale is registered under the Securities Act. Mango (i) acknowledges that Mango may be deemed an “affiliate” of the Company under the Securities Act, (ii) acknowledges understanding the additional restrictions under the Securities Act applicable to affiliates of the Company, and (iii) either (a) confirms having discussed such restrictions with United States securities counsel or (b) acknowledges that it both the means and a full and fair opportunity to obtain United States securities counsel and discuss such restrictions prior to entering into this Agreement.  Mango understands that any certificates or statements evidencing any Series C Preferred Shares or common shares issuable upon conversion of such Series C Preferred Shres may bear a legend relating to the Securities Act.

ARTICLE IV
MISCELLANEOUS

Section 4.1      Entire Agreement.  This Agreement constitutes the entire understanding and agreement of the parties relating to the subject matter hereof and supersedes any and all prior understandings, agreements, negotiations and discussions, both written and oral, between the parties hereto with respect to the subject matter hereof.

Section 4.2      Governing Law.  This Agreement shall be construed, interpreted and enforced in accordance with, and shall be governed by, the laws of the State of New York without reference to, and regardless of, any applicable choice or conflicts of laws principles.

Section 4.3    Counterparts.  This Agreement may be executed in any number of counterparts and by the several parties hereto in separate counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same Agreement. This Agreement may be executed electronically or by PDF.

Section 4.4     Further Assurances.  Each of the parties hereto shall from time to time at the request of any other party hereto, and without further consideration, execute and deliver to such other party such further documents, agreements and certificates and take such other action as such other party may reasonably request in order to more effectively fulfill the purposes of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been signed by the parties hereto as of the date first above written.

MANGO SHIPPING CORP.

By:	/s/ Aliki Paliou
Name:	Aliki Paliou
Title:	Director, President and Secretary

PERFORMANCE SHIPPING INC.

By:	/s/ Andreas Michalopoulos
Name:	Andreas Michalopoulos
Title:	Director, Chief Executive Officer and Secretary

Exhibit A

Certificate of Designation

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